Schedule A

Warner Bros. Discovery, Inc.

The business address of each of the Covered Persons of WBD is c/o Warner Bros. Discovery, Inc. 230 Park Avenue South, New York, New York 10003.

Name	**Present Principal Occupation**	**Citizenship**
David M. Zaslav	Director, President and Chief Executive Officer	U.S.A.
Gunnar Wiedenfels	Chief Financial Officer	U.S.A./Germany
Priya Aiyar	Chief Legal Officer	U.S.A.
Bruce L. Campbell	Chief Revenue and Strategy Officer	U.S.A.
Amy Girdwood	Chief People & Culture Officer	United Kingdom
Lori Locke	Chief Accounting Officer	U.S.A.
Jean-Briac Perrette	CEO and President, Global Streaming and Games	U.S.A./France
Gerhard Zeiler	President, International	Austria
Samuel A. Di Piazza, Jr.	Board Chair; Former Global CEO, PricewaterhouseCoopers International, Ltd.	U.S.A.
Richard W. Fisher	Director; Former President and CEO, Federal Reserve Bank of Dallas	U.S.A.
Paul A. Gould	Director; Former Managing Director and EVP, Allen & Company, LLC	U.S.A.
Debra L. Lee	Director; Chair, Leading Women Defined Foundation	U.S.A.
Joseph M. Levin	Director; Executive Chairman, Angi, Inc.	U.S.A.
Anton J. Levy	Director; Founder and Managing Partner, Layer Global	U.S.A.
Kenneth W. Lowe	Director; Former Chairman of the Board, President and CEO, Scripps Networks Interactive	U.S.A.
Fazal F. Merchant	Director; Former President and CFO, Wiz, Inc.	U.S.A.
Anthony J. Noto	Director; CEO, SoFi Technologies, Inc.	U.S.A.
Paula A. Price	Director; Former EVP and CFO, Macy’s Inc.	U.S.A.

Daniel E. Sanchez	Director; Director, Liberty Latin America Ltd. and Director, Liberty Global Ltd.	U.S.A.
Geoffrey Y. Yang	Director; Founding Partner and Managing Director, Redpoint Ventures	U.S.A.

Dplay Entertainment Limited

The business address of each of the Covered Persons of Dplay is c/o Dplay Entertainment Limited, Chiswick Park Building 2, 566 Chiswick High Road, London, England, W4 5YB.

Name	**Present Principal Occupation**	**Citizenship**
Pinar Solakoglu	Statutory Director; SVP Corporate Development EMEA, Finance UK&I and Sports EMEA	United Kingdom
Andrew Georgiou	Statutory Director; President and Managing Director, UK & Ireland and WBD Sports Europe	United Kingdom
Roanne Weekes	Statutory Director; SVP, FP&A COE Operations	Australia